NORTHERN DYNASTY MINERALS LTD.
1020 • 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 • 6365 Fax (604) 684 • 8092

May 31, 2010

Via EDGAR CORRESPONDENCE

Suying Li
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

RE:	NORTHERN DYNASTY MINERALS
FORM 40-F & 40-F/A FOR THE YEAR ENDED DECEMBER 31, 2008
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2009
COMMENT LETTER DATED APRIL 23, 2010
FILE NO. 001-32210

Dear Ms. Li:

We acknowledge receipt of your Comment Letter dated April 23, 2010 in respect of Annual Reports Form 40-F filed by Northern Dynasty Minerals Ltd. (the "Company") for the years ended December 31, 2008 and 2009.

1.

SEC Comment – We have reviewed your determination that the Pebble Limited Partnership ("the Partnership") was a variable interest entity under Canadian GAAP and that you were the primary beneficiary of this VIE. Your Partnership Agreement with Anglo American US LLC (''Anglo”) requires Anglo to absorb initial exploration and development costs, which represent the majority of the expected losses from the Partnership in 2008 and 2007. As such, it appears to us that you were not the primary beneficiary of the VIE and that the equity method of accounting should have been applied under Canadian GAAP. Additionally, it appears that losses should have been allocated to Anglo in accordance with Article 16 of the Partnership Agreement. In this regard, please:

	a.	Amend your Form 40-F for the year ended December 3 I., 2009, to include in Note 16 restated Canadian GAAP balances that reflect the use of the equity method of accounting.

b.

Further amend Note 16 to restate the loss, comprehensive loss, relevant balance sheet accounts and presentation of cash flows previously reported under Canadian GAAP to reflect that Partnership costs were allocated to Anglo in accordance with the Partnership Agreement. In this regard, we would expect all financial statements included in this footnote to be restated as necessary and for the adjustments to be made retroactively to the inception of the Partnership in 2007.

c.

Your amended Form 40-F should include appropriate accompanying footnote disclosure to explain the restatement, and the restatement should be referenced in your independent auditor's report. You should also consider the impact of the restatement on your conclusions regarding internal controls over financial reporting and disclosure controls and procedures.

Please consult with Canadian regulators regarding your need to amend your filings in Canada.

The Company respectfully acknowledges the SEC’s comment regarding the allocation of losses to Anglo in accordance with Article 16 of the Partnership Agreement as being the basis in determining the primary beneficiary of the VIE.

The Company evaluated and determined the primary beneficiary of the VIE in accordance with paragraph 20 and 21 of CICA AcG-15, “Consolidation of Variable Interest Entities”. Under the Partnership Agreement, both the Company and Anglo have a de facto agency relationship as no limited partner can sell, transfer or encumber its interest in the Partnership without the prior approval of the other limited partner. In evaluating which party is more closely associated to the VIE, the Company determined that there was no principal-agency relationship between the parties and both parties contributed equally to the design of the VIE. However, the Company’s relationship and significance of the activities of the VIE to the Company along with the Company’s exposure to the expected losses and benefits were much greater than Anglo for the following reasons and as such the Company has determined it is the primary beneficiary to the VIE.

  The Pebble project is the Company’s sole project whereas Anglo operates various business segments and has multiple projects throughout the world. As such, the Company considers that the activities of the Partnership much more significant to the Company relative to Anglo.

  At the inception of the Partnership in 2007, the Company’s contribution to the Partnership for its 50% interest was its sole property, being the Pebble Project, whereas Anglo had not made any funding contributions for its 50% interest. For the purposes of the Partnership Agreement, the Gross Asset Value of the Pebble Property as contributed by the Company was deemed to be US$1.425 billion as determined by Article 1 of the Partnership Agreement. As such, even though the Company and Anglo had equal ownership rights in the Partnership, the Company’s equity investment at risk (the Pebble property) was far greater than Anglo’s (future funding commitment). Because the economic contribution made by the Company at that time was far greater than Anglo’s, the Company believes the Company had greater exposure to the expected losses and benefits of the Partnership.

  Although Anglo has a commitment to fund the operating expenditures of the Partnership up to US$1.425 billion, Anglo also has the ability to withdraw from the Partnership under Article 7 of the Partnership Agreement. This withdrawal right is only available to Anglo and not the Company. If Anglo triggers this withdrawal right, the funding commitments of the Partnership to advance the Pebble Project would be borne directly by the Company and any benefits from the development work performed by the Partnership would also accrue to the Company. Therefore, the Company believes that this withdrawal right supports the Company’s assessment that the Company bears the potential to absorb majority of the Partnership’s losses or receive its benefits.

The allocation of losses from the VIE to Anglo in Article 16 is the mechanism by which Anglo is to receive the tax attributes relating to its funding contributions under the Partnership Agreement. The Company did consider the allocation of losses to Anglo in its primary beneficiary determination; however, based on the economic substance of the Partnership, the Company strongly believes that the Company bears the greater risks and rewards of the VIE until Anglo has completed its full funding commitment.

The Company kindly requests to schedule a call with the SEC staff to discuss this matter further.

2.

SEC Comment – We have reviewed your response to prior comment 5 in our letter dated March 9, 2010, and we reissue the comment. Please explain to us in detail how you calculated your investment in the Partnership under IFRS.

The Company’s investment in the Partnership under IFRS was determined based on its historical acquisition costs, adjusted for foreign exchange impact under IFRS. The opening balance reported under IFRS relates to the following:

(in CAD)
Historical acquisition costs (cash and shares) paid to Teck Cominco in 2004 and 2005 for Pebble Resource and Exploration lands	$16,707,000
Historical acquisition costs (shares) paid to HDGI in 2006 for 20% carried contractual interest in Pebble held by HDGI	89,194,000
Foreign exchange impact as a result of IFRS adoption, whereby the Company’s carrying value in the Partnership is in US dollars	(6,925,000)
Total investment in Partnership, at January 1, 2008, as reported under IFRS	$98,976,000

3.

SEC Comment – We note your determination that the functional currency of the Partnership is the U.S. dollar under IFRS. It appears to us that the functional currency of the Partnership should also have been the U.S. dollar under Canadian GAAP since the Partnership may not have represented an integrated foreign operation as defined at paragraph .03(a) of Section 1651 of the CICA Handbook. Please restate Note 16 accordingly, or explain to us further how your previous accounting complied with Canadian accounting standards.

The Company previously accounted for the Partnership under Canadian GAAP as a foreign self-sustaining operation whereby the functional currency was the United States dollar. The Company had accounted for and disclosed this in note 2(j) of its consolidated financial statements for the year ended December 31, 2008 as reported under Canadian GAAP. Note 16(b) contains an error and should read “as a self-sustaining foreign operation” instead of “integrated foreign operation”. The Company will correct and revise this disclosure in its future filings.

4.

SEC Comment – We note your discussion in Note 16(d) regarding a deferred tax liability relating to your mineral properties that was recorded under Canadian GAAP. It appears to us that this tax liability may have been inappropriately recorded. Asset acquisitions that are not business combinations normally do not result in deferred tax balances. Please refer to Section 3465 of the CICA Handbook. Explain to us how your previous accounting complied with Canadian accounting standards or restate this, as appropriate.

The Company accounted for the deferred tax liability under Canadian GAAP relating to the acquisition of its mineral property interest in accordance with Section 3465, paragraph 43; which states that “When an asset is acquired other than in a business combination and the tax basis of that asset is less than its cost, the cost of future income taxes recognized at the time of acquisition should be added to the cost of the asset…” and paragraph 44 which states that “In some circumstances, an asset acquired, other than an asset acquired in a business combination, has a tax basis which is less than its cost. This gives rise to a taxable temporary difference that result in the recognition of a future income tax liability…”

Because the Company’s tax basis of the mineral asset acquired was less than its cost, a deferred tax liability was recognized upon its acquisition.

If you require any further information on any of our responses above, please feel free to contact Bernard Tan or the undersigned at 604-684-6365.

Yours truly,

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman

Marchand Snyman, CA (Aust.), CA (S.A.)
Chief Financial Officer